Exhibit 99.6

Results 2nd Quarter 2006 Everyone, Everywhere

HIGHLIGHTS R$ million Highlights - R$ million 2Q06 % Net Sales 2Q05 % Net Sales % Ch. Gross Sales 1,392.8 115.9 1,483.2 113.1 (6.1) Domestic Market 801.1 66.7 731.6 55.8 9.5 Exports 591.7 49.3 751.6 57.3 (21.3) Net Sales 1,201.4 100.0 1,311.6 100.0 (8.4) Gross Profit 251.7 21.0 368.6 28.1 (31.7) EBIT (20.5) (1.7) 141.2 10.8 - Net Income (26.3) (2.2) 83.5 6.4 - EBITDA 17.6 1.5 159.6 12.2 (89.0) EPS* (0.2) 0.6 Highlights - R$ million YTD 2006 % Net Sales YTD 2005 % Net Sales % Ch. Gross Sales 2,621.9 116.2 2,854.8 113.5 (8.2) Domestic Market 1,521.9 67.4 1,444.9 57.5 5.3 Exports 1,100.0 48.7 1,409.9 56.1 (22.0) Net Sales 2,256.9 100.0 2,515.1 100.0 (10.3) Gross Profit 501.2 22.2 697.7 27.7 (28.2) EBIT 5.8 0.3 263.2 10.5 (97.8) Net Income (15.9) (0.7) 155.3 6.2 - EBITDA 79.3 3.5 301.9 12.0 (73.7) EPS* (0.12) 1.16 * Earnings per share (in Reais), excluding treasury shares.

EBITDA R$ million 79 302 306 91 131 166 15.9% 10.4% 3.5% 12.0% 13.3% 5.3% YTD 01 YTD 02 YTD 03 YTD 04 YTD 05 YTD 06 EBITDA EBITDA Margin

Base: 07.31.2006 SHAREHOLDERS' COMPOSITION Previ - Banerj 1.5% Real Grandeza 3.5% Valia 4.1% Petros 11.7% Sistel 6.4% BNDES-FAPES 4.6% Previ-BB 15.7% ADR's (NYSE) 2.0% Foreign Investors 25.5% Treasury Shares 0.3% Domestic Investors 19.3% Weg Participações 5.4%

Market Performance

WORLD POULTRY(1) PANORAMA (thousand tons – “ready to cook” equivalent) (1) Includes chicken, special poultry and turkey (2) Preliminary data (3) Estimated Source: USDA – Mar/2006 Main Poultry (1) Exporters 314 240 331 925 2,593 2,900 368 300 375 890 2,676 3,087 0 500 1,000 1,500 2,000 2,500 3,000 3,500 OTHERS THAILAND CHINA EU-25 USA BRAZIL 2005(2) 2006(3) Main Poultry (1) Producers 18,729 18,334 10,350 10,200 10,345 9,635 9,405 9,570 2,648 2,523 2,200 1,900 1,100 950 0 2,000 4,000 6,000 8,000 10,000 12,00 14,000 16,000 18,000 20,000 USA CHINA BRAZIL EU-25 MEXICO INDIA THAILAND OTHERS 2005(2) 2006(3)

WORLD PORK PANORAMA (thousand tons – equivalent carcass) (1) Preliminary data (2) Estimated Source: USDA – Mar/2006 Main Porks Exporters 255 331 761 1,083 1,207 1,380 318 300 625 1,110 1,250 1,450 0 200 400 600 800 1,000 1,200 1,400 1,600 OTHERS CHINA BRAZIL CANADA USA EU-25 2005(1) 2006(2) Main Porks Producers CHINA EU-25 USA BRAZIL CANADA RUSSIA OTHERS 7,455 7,585 1,755 1,785 1,915 1,910 2,800 2,775 9,392 9,632 21,200 21,520 49,685 52,000 0 10,000 20,000 30,000 40,000 50,000 60,000 2005(1) 2006(2)

WORLD BEEF PANORAMA (thousand tons – equivalent carcass) (1) Preliminary data (2) Estimated Source: USDA – Mar/2006 Main Beef Exporters 219 1,867 620 589 759 411 220 553 250 313 1,413 460 243 1,800 1,400 675 625 550 500 470 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 OTHERS BRAZIL AUSTRALIA INDIA NEW ZEALAND CANADA ARGENTINA URUGUAY USA EU-25 2005(1) 2006(2) Main Beef Producers USA BRAZIL EU-25 CHINA ARGENTINA INDIA OTHERS 2,230 2,300 3,200 3,100 7,140 7,575 7,770 7,820 8,592 8,810 11,317 11,891 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 2005(1) 2006(2)

BRAZIL: EVOLUTION OF MEAT “PER CAPITA” CONSUMPTION Source: Abef/Abipecs/FNP * Estimated 35.8 36.8 33.0 12.3 10.6 11.2 37.4 36.4 34.8 0 5 10 15 20 25 30 35 40 45 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006* Poultry Pork Beef

MEAT PERFORMANCE POULTRY 2004 2005 2006(1) Ch. 06/05 Broiler Parents (million heads) 33.3 36.7 37.0 0.8% Broiler day-old chicks (million heads) 4,278 4,696 4,506 (4.0%) Production (thousand tons) 8,409 9,348 9,280 (0.7%) Exports (thousand tons) 2,425 2,762 2,400 (13.1%) Domestic Consumption (thousand tons) 5,984 6,586 6,880 4.5% "Per Capita" Consumption (Kg/year) 33.0 35.8 36.8 3.0% PORK 2004 2005 2006(2) Ch. 06/05 Slaughter (million heads) 33.0 34.1 36.1 5.9% Production (thousand tons eq. carcass) 2,620 2,708 2,830 4.5% Exports (thousand tons eq. carcass) 592 750 540 (28.0%) Domestic Consumption (thousand tons eq. carcass) 2,028 1,958 2,290 17.0% "Per Capita" Consumption (Kg/year) 11.2 10.6 12.3 15.3% BEEF 2004 2005 2006(3) Ch. 06/05 Slaughter (million heads) 42.1 42.7 40.2 (5.8%) Production (thousand tons eq. carcass) 7,690 7,817 7,463 (4.5%) Exports (thousand tons eq. carcass) 1,630 1,857 1,800 (3.1%) "Per Capita" Consumption (Kg/year) 34.8 36.4 37.4 2.7%

BRAZILIAN BEEF, POULTRY AND PORK EXPORTS (in thousand of tons) Source: Abef/Apibecs/FNP (1) Estimated (2) “ready to cook” equivalent (3) Equivalent carcass 535 570 592 750 540 929 1,207 1,630 1,857 1,800 2,400 2,762 2,425 1,922 1,600 0 1000 2000 3000 4000 5000 6000 2002 2003 2004 2005 2006(1) Exports (thpusand tons) Beef(3) Poultry(2) Pork(3)

BRAZILIAN EXPORTS - DESTINATION Source: Abipecs/Secex/Decex 0 500 Middle East Asia Europe Russia Africa Others Volume (In thousand tons) jan-jun 2006 jan-jun 2005 Chicken Jan-Jun 2006 : 1.241 thousand tons US$ 1.459 million Jan-Jun 2005 : 1.352 thousand tons US$ 1.522 million Pork Jan-Jun 2006 : 212 thousand tons US$ 410 millions Jan-Jun 2005 : 292 thousand tons US$ 553 millions Volume (In thousand tons) 0 50 100 150 200 250 300 Russia Hong Kong Argentina Ukraine Others Jan-Jun 2006 Jan-Jun 2005

WHOLESALE PRICE EVOLUTION (R$/sack – Paraná state) Source:: FNP Soybean 25.00 27.50 30.00 32.50 35.00 37.50 40.00 42.50 45.00 47.50 50.00 52.50 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04 Mar-04 May-04 Jul-04 Sep-04 Nov-04 Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06 May-06 R$/sack Corn R$ / saca 23.00 22.00 21.00 20.00 19.00 18.00 17.00 16.00 15.00 14.00 13.00 12.00 11.00 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04 Mar-04 May-04 Jul-04 Sep-04 Nov-04 Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06 May-06

HISTORICAL PRICES - CBOT(1) (US$ por bushel) Source: Bloomberg Soybean 4.0 5.0 6.0 7.0 8.0 9.0 10.0 Jun-02 Jun-03 Jun-04 Jun-05 Jun-06 Corn 1.5 2.0 2.5 3.0 3.5 Jun-02 Jun-03 Jun-04 Jun-05 Jun-06

BALANCE OF SUPPLY AND DEMAND OF GRAINS In millions of tons 04/05(1) 05/06(1) 04/05(1) 05/06(1) Inventory Beginning Balance 7.80 3.23 3.34 1.15 Production 35.01 41.29 51.45 53.37 Crop 27.27 31.66 51.45 53.37 Second Crop 7.73 9.62 Imports 0.60 0.40 0.37 0.36 Consumption 39.10 39.00 31.57 30.66 Exports 1.07 1.50 22.44 23.20 Closing Inventory 3.23 4.42 1.15 1.02 Corn Soybean (1) estimated BRAZIL (Feb - Jan) Source: Conab - July 2006 05/06* 06/07** 05/06* 06/07** Inventory Beginning Balance 53.70 52.37 6.96 14.82 Production 282.26 272.81 84.00 81.92 Imports 0.28 0.25 0.11 0.11 Consumption 230.52 243.47 51.62 51.93 Exports 53.34 54.61 24.63 29.67 Closing Inventory 52.37 27.35 14.82 15.25 Corn Soybean Source: USDA - July 2006 * Preliminary data / ** estimated USA (Sep-Aug)

MARKET SHARE

SPECIALTY MEATS CONSUMPTION Source: AC Nielsen YTD Jan-Jun In volumes YTD 2006/2005 13.4% 2005/2004 10.2% 2005/1995 10.2% Change Annual Average Growth YTD 2006 Others 1.9% Salami 1.8% Sausage 35.9% Frankfurter 22.9% Bologna Sausage 21.2% Ham 16.3% Others 2.0% Salami 1.8% Ham 15.9% Bologna Sausage 20.3% Sausage 37.1% Frankfurter 22.9% YTD 2005

MARKET SHARE SPECIALTY MEATS (%) Source: AC Nielsen YTD Jan-Jun In volumes 24.2 24.5 25.5 24.7 24.1 24.8 24.6 24.4 24.2 23.9 23.6 24.8 25.4 25.0 25.1 25.8 7.4 6.6 5.3 5.1 8.2 8.2 8.0 7.9 6.3 9.6 8.3 5.3 4.5 4.4 4.1 4.0 2000 2001 2002 2003 2004 2005 YTD 2006 May-Jun 2006 Perdigão Sadia Aurora Seara

FROZEN MEATS CONSUMPTION Source: AC Nielsen YTD Dec-Mai In volumes YTD 2006 Meatballs 2.2% Kibes 2.1% Hamburgers 40.2% Others 5.2% Steaks 18.7% Cuts 9.9% Nuggets 21.7% Kibes 2.4% Meatballs 2.4% Hamburgers 41.2% Nuggets 22.9% Cuts 9.9% Steaks 16.3% Others 4.9% YTD 2005 YTD 2006/2005 3.8% 2005/2004 7.2% 19.2% 2005/1995 Annual Average Growth Change

MARKET SHARE FROZEN MEATS (%) Source: AC Nielsen YTD Dec-May In volumes 35.0 31.2 31.0 33.4 34.2 34.0 34.5 34.5 47.9 43.0 37.6 37.7 37.4 37.1 37.9 37.9 3.0 3.2 4.1 5.2 5.1 6.9 5.6 6.8 6.4 5.4 6.1 8.4 6.0 4.6 5.0 5.6 2000 2001 2002 2003 2004 2005 YTD 06 Apr-May 2006 Perdigão Sadia Da Granja Seara

MARKET SHARE FROZEN PASTA (%) Source: AC Nielsen YTD Dec-May In volumes 39.0 38.1 38.0 34.8 37.9 32.3 31.9 36.0 52.7 53.3 53.4 57.4 55.1 58.3 62.3 56.1 2000 2001 2002 2003 2004 2005 YTD 2006 Apr-May 2006 Perdigão Sadia CHANGE YTD 2006/2005 14.6% 2005/2004 13.4% Annual Average Growth 2005/1998 23.1%

MARKET SHARE FROZEN PIZZAS (%) Source: AC Nielsen YTD Jan-Jun In volumes 38.8 29.6 34.8 10.3 14.9 23.4 28.5 30.6 32.2 29.7 37.5 37.5 30.9 30.2 34.1 29.2 2000 2001 2002 2003 2004 2005 YTD 06 May-Jun 06 Perdigão Sadia YDT 2006/2005 7.1% 2005/2004 16.2% ANNUAL AVERAGE GROWTH 2005/2000 15.7%

DAIRY PRODUCTS CONSUMPTION Source: AC Nielsen YTD Jan-Jun In volumes Petit Suisse 6.8% Yogurts 82.7% Fermented Milk 7.0% Desserts 3.5% Petit Suisse 7.1% Yogurts 81.3% Desserts 3.9% Fermented Milk 7.7% 11.9% 10.0% Change Acum. 2006/2005 Annual Average Growth 2003/2005

MARKET SHARE DAIRY PRODUCTS (%) Source: AC Nilsen YTD Dec-May In volumes 19.7 18.7 17.7 6.6 12.3 12.9 12.9 12.7 12.8 15.9 15.2 15.0 14.8 14.4 6.1 5.6 5.0 5.1 5.0 6.2 6.3 6.3 6.1 6.4 20.6 17.4 6.7 6.8 5.8 6.8 2003 2004 2005 YTD 06 Apr-May 2006 Batávia Danone Itambé Leco/Vigor Nestlé Paulista

Perdigao’s Performance

SALES – 2nd QUARTER Domestic Market Sales (R$ million) 2Q06 2Q05 Ch.% 2Q05 2Q04 Ch.% MEATS 150.4 128.4 17.1 635.2 584.1 8.7 . In-Natura 26.6 13.4 98.3 79.2 53.9 46.8 Poultry 21.9 11.2 95.3 60.3 43.3 39.3 Pork/Beef 4.7 2.2 114.0 18.9 10.6 77.8 Elaborated/Processed (meat) 123.8 115.0 7.7 556.1 530.2 4.9 DAIRY PRODUCTS 22.0 - - 60.4 - - Milks 10.7 - - 18.7 - - Dairy Products/ Juices/ Others 11.3 - - 41.7 - - Other Processed 8.4 6.3 34.5 60.5 48.2 25.5 Soybean Products/ Others 16.0 45.1 (64.5) 44.9 99.3 (54.8) TOTAL 196.8 179.7 9.5 801.1 731.6 9.5 PROCESSED 143.5 121.2 18.3 658.3 578.5 13.8 % total sales 72.9 67.4 - 82.2 79.1 - Exports Sales (R$ million) 2Q06 2Q05 Ch.% 2Q05 2Q04 Ch.% MEATS 177.6 179.9 (1.3) 590.7 749.5 (21.2) . In-Natura 150.2 150.9 (0.4) 458.8 600.0 (23.5) Poultry 116.4 119.7 (2.8) 308.4 440.3 (30.0) Pork/Beef 33.8 31.2 8.5 150.4 159.6 (5.8) Elaborated/Processed (meat) 27.4 29.1 (5.7) 131.9 149.5 (11.8) Other Processed 0.2 0.1 47.1 1.0 0.8 25.4 Other 0.0 0.0 - 0.0 1.3 - TOTAL 177.8 180.1 (1.3) 591.7 751.6 (21.3) PROCESSED 27.6 29.2 (5.5) 132.9 150.3 (11.6) % total sales 15.5 16.2 - 22.5 20.0 - Tons (thousand) Tons (thousand)

SALES – 2nd QUARTER Total Sales Sales (R$ million) 2Q06 2Q05 Ch.% 2Q05 2Q04 Ch.% MEATS 328.0 308.3 6.4 1,226.0 1,333.7 (8.1) . In-Natura 176.9 164.3 7.6 538.0 653.9 (17.7) Poultry 138.3 130.9 5.6 368.7 483.6 (23.8) Pork/Beef 38.5 33.4 15.5 169.3 170.2 (0.6) Elaborated/Processed (meat) 151.2 144.0 5.0 688.0 679.8 1.2 DAIRY PRODUCTS 22.0 - - 60.4 - - Milks 10.7 - - 18.7 - - Dairy Products/ Juices/ Others 11.3 - - 41.7 - - Other Processed 8.6 6.4 34.8 61.5 49.0 25.5 Soybean Products/ Others 16.0 45.1 (64.5) 44.9 100.6 (55.3) TOTAL 374.6 359.8 4.1 1,392.8 1,483.2 (6.1) PROCESSED 171.1 150.4 13.7 791.2 728.8 8.6 % total sales 45.7 41.8 - 56.8 49.1 - Tons (thousand)

SALES – YTD Domestic Market Sales (R$ million) YTD 06 YTD 05 Ch.% YTD 06 YTD 05 Ch.% MEATS 293.6 254.5 15.4 1,256.1 1,175.1 6.9 . In-Natura 52.5 26.0 101.9 155.3 104.3 48.9 Poultry 41.3 21.0 96.8 115.6 83.5 38.4 Pork/Beef 11.2 5.0 123.5 39.7 20.7 91.3 Elaborated/Processed (meat) 241.1 228.5 5.5 1,100.8 1,070.8 2.8 DAIRY PRODUCTS 22.0 - - 60.4 - - Milks 10.7 - - 18.7 - - Dairy Products/ Juices/ Others 11.3 - - 41.7 - - Other Processed 15.7 12.4 27.2 114.6 94.9 20.8 Soybean Products/ Others 30.1 79.1 (61.9) 90.7 174.9 (48.1) TOTAL 361.4 345.9 4.5 1,521.9 1,444.9 5.3 PROCESSED 268.1 240.8 11.3 1,257.2 1,165.7 7.8 % total sales 74.2 69.6 - 82.6 80.7 - Exports Sales (R$ million) YTD 06 YTD 05 Ch.% YTD 06 YTD 05 Ch.% MEATS 321.3 336.6 (4.6) 1,098.9 1,406.1 (21.9) . In-Natura 271.9 286.0 (4.9) 854.1 1,127.1 (24.2) Poultry 215.6 229.8 (6.2) 605.9 833.8 (27.3) Pork/Beef 56.2 56.2 0.1 248.2 293.3 (15.4) Elaborated/Processed (meat) 49.4 50.6 (2.4) 244.8 279.1 (12.3) Other Processed 0.2 0.3 (38.4) 1.1 2.1 (49.8) Other 0.0 0.2 (85.9) 0.0 1.6 (98.0) TOTAL 321.5 337.2 (4.6) 1,100.0 1,409.9 (22.0) PROCESSED 49.6 51.0 (2.7) 245.9 281.2 (12.6) % total sales 15.4 15.1 - 22.4 19.9 - Tons (thousand) Tons (thousand)

SALES – YTD Total Sales Sales (R$ million) YTD 06 YTD 05 Ch.% YTD 06 YTD 05 Ch.% MEATS 614.9 591.1 4.0 2,355.0 2,581.3 (8.8) . In-Natura 324.4 312.0 4.0 1,009.4 1,231.4 (18.0) Poultry 256.9 250.8 2.4 721.5 917.3 (21.3) Pork/Beef 67.4 61.2 10.2 287.9 314.0 (8.3) Elaborated/Processed (meat) 290.5 279.1 4.1 1,345.6 1,349.9 (0.3) DAIRY PRODUCTS 22.0 - - 60.4 - - Milks 10.7 - - 18.7 - - Dairy Products/ Juices/ Others 11.3 - - 41.7 - - Other Processed 15.9 12.7 25.4 115.7 97.0 19.3 Soybean Products/ Others 30.2 79.3 (61.9) 90.7 176.5 (48.6) TOTAL 682.9 683.1 (0.0) 2,621.9 2,854.8 (8.2) PROCESSED 317.7 291.8 8.9 1,503.0 1,446.9 3.9 % total sales 46.5 42.7 57.3 50.7 Tons (thousand)

BREAKDOWN OF NET SALES (%) 3.7 32.1 2.7 11.1 11.0 1.9 3.7 37.4 1.3 4.3 26.6 10.1 33.1 2.6 0.6 11.7 6.1 Poultry - DS Pork/ Beef - DS Processed Meat- DS Other Processed - DS Others - DS Dairy Products - DS Poultry - E Pork/ Beef - E Processed Meat - E YTD 06 YTD 05

EXPORTS BY REGION YTD 2006 Eurasia 16.1% Other Countries 6.6% Middle East 18.8% Europe 28.7% Far East 29.8% YTD 2005 Far East 26.4% Europe 28.7% Middle East 18.0% Other Countries 5.4% Eurasia 21.5%

DEBT PROFILE R$ million Debt On June 30, 2005 R$ Million Short-Term Long-Term Total Total % Ch. Local Currency 249.3 215.8 465.1 428.1 8.6 Foreign Currency 210.5 1,063.9 1,274.4 617.5 106.4 Gross Debt 459.7 1,279.7 1,739.5 1,045.6 66.4 Cash Investments Local Currency 186.9 0.0 186.9 148.7 25.8 Foreign Currency 461.6 82.9 544.5 214.8 153.5 Total Cash Investments 648.5 82.9 731.4 363.5 101.2 Net Accounting Debt (188.8) 1,196.8 1,008.0 682.1 47.8 Exchange Rate Exposure - US$ million (132.1) (12.3) On June 30, 2006

CASH FLOW R$ million YTD 06 YTD. 05 Cash Flow from Operating Activities 182.0 271.4 Net Income for the Fiscal Period (15.9) 155.3 Minority Interest 1.0 - Depreciation, Amortization and Depletion 65.3 54.4 Deferred Income Tax (1.4) 8.4 Net Financial Expenses (13.4) (2.0) Changes in Current Accounts 144.7 54.8 Others 1.9 0.5 Cash Flow from Investiments Activities (333.6) (119.8) Cash Investments 3.4 7.1 Investments in Fixed Assets (244.9) (124.2) Business Acquisitions (92.1) (2.7) Cash Flow from Financial Activities (20.8) (176.1) Loans, Financing and Debentures 41.0 (137.4) Interest on Shareholders' Equity (61.8) (38.7) Net Increase (Decrease) in Cash (172.3) (24.5)

CONSOLIDATED FINANCIAL STATEMENTS – 2nd QUARTER R$ million In millions of Brazilian Reais 2Q06 % Net Sales 2Q05 % Net Sales Ch. % Gross Sales 1,392.8 115.9 1,483.2 113.1 (6.1) Domestic Market 801.1 66.7 731.6 55.8 9.5 Exports 591.7 49.3 751.6 57.3 (21.3) Sales Returns (191.4) (15.9) (171.6) (13.1) 11.5 Net Sales 1,201.4 100.0 1,311.6 100.0 (8.4) Cost of Sales (949.7) (79.0) (943.0) (71.9) 0.7 Gross Profit 251.7 21.0 368.6 28.1 (31.7) Operating Expenses (272.2) (22.7) (227.4) (17.3) 19.7 Commercial (253.7) (21.1) (211.9) (16.2) 19.8 Administrative (18.5) (1.5) (15.5) (1.2) 19.4 Income before Financial Results (EBIT) (20.5) (1.7) 141.2 10.8 - Financial Expenses, Net (19.5) (1.6) (15.8) (1.2) 23.6 Financial Expenses (43.3) (3.6) 35.5 2.7 - Financial Revenue 23.8 2.0 (51.2) (3.9) - Other Operating Results 3.3 0.3 (2.7) (0.2) - Income after Financial Expenses and Others (36.7) (3.1) 122.7 9.4 - Nonoperating Expenses 0.4 0.0 (1.0) (0.1) - Income Tax and Social Contribution 10.1 0.8 (31.8) (2.4) - Employees'/Management Profit Sharing 0.8 0.1 (6.3) (0.5) - Minority Interest (1.0) (0.1) 0.0 0.0 - Net Income (26.3) (2.2) 83.5 6.4 - EBITDA 17.6 1.5 159.6 12.2 (89.0)

CONSOLIDATED FINANCIAL STATEMENTS – YTD R$ million In millions of Brazilian Reais YTD 06 % Net Sales YTD 05 % Net Sales Ch. % Gross Sales 2,621.9 116.2 2,854.8 113.5 (8.2) Domestic Market 1,521.9 67.4 1,444.9 57.5 5.3 Exports 1,100.0 48.7 1,409.9 56.1 (22.0) Sales Returns (365.0) (16.2) (339.7) (13.5) 7.4 Net Sales 2,256.9 100.0 2,515.1 100.0 (10.3) Cost of Sales (1,755.7) (77.8) (1,817.3) (72.3) (3.4) Gross Profit 501.2 22.2 697.7 27.7 (28.2) Operating Expenses (495.4) (22.0) (434.5) (17.3) 14.0 Commercial (458.8) (20.3) (403.5) (16.0) 13.7 Administrative (36.7) (1.6) (31.0) (1.2) 18.1 Income before Financial Results (EBIT) 5.8 0.3 263.2 10.5 (97.8) Financial Expenses, Net (23.8) (1.1) (47.3) (1.9) (49.7) Financial Expenses (29.5) (1.3) (14.8) (0.6) 99.1 Financial Revenue 5.7 0.3 (32.5) (1.3) - Other Operating Results 7.7 0.3 (5.3) (0.2) - Income after Financial Expenses and Others (10.3) (0.5) 210.6 8.4 0.0 Nonoperating Expenses (1.8) (0.1) (0.7) (0.0) 156.2 Income Tax and Social Contribution (2.8) (0.1) (42.9) (1.7) (93.5) Employees'/Management Profit Sharing - - (11.6) (0.5) - Minority Participation (1.0) (0.0) - - - Net Income (15.9) (0.7) 155.3 6.2 - EBITDA 79.3 3.5 301.9 12.0 (73.7)

CONSOLIDATED FINANCIAL STATEMENTS –BATAVIA R$ million June 06 % Net Sales Gross Sales 61.1 132.4 Domestic Market 61.1 132.4 Sales Returns (14.9) (32.4) Net Sales 46.2 100.0 Cost of Sales (28.4) (61.4) Gross Profit 17.8 38.6 Operating Expenses (15.5) (33.7) Commercial (14.4) (31.3) Administrative (1.1) (2.4) Income before Financial Results (EBIT) 2.3 4.9 Financial Expenses, Net (0.0) (0.1) Financial Expenses (0.5) (1.1) Financial Revenue 0.5 1.0 Other Operating Results (0.3) (0.6) Income after Financial Expenses and Others 1.9 4.2 Nonoperating Expenses 0.1 0.2 Net Income 2.0 4.4 EBITDA 3.0 6.5

CONSOLIDATED FINANCIAL STATEMENTS – YTD BATAVIA R$ million YTD Financial Results for information only (Six-month period ended June 30, 2006 YTD 06 % Net Sale Gross Sales 358.8 132.9 Domestic Market 358.8 132.9 Sales Returns (88.9) (32.9) Net Sales 269.9 100.0 Cost of Sales (163.4) (60.5) Gross Profit 106.5 39.5 Operating Expenses (93.4) (34.6) Commercial (87.1) (32.3) Administrative (6.2) (2.3) Income before Financial Results (EBIT) 13.2 4.9 Financial Expenses, Net 1.0 0.4 Financial Expenses (6.8) (2.5) Financial Revenue 7.8 2.9 Other Operating Results (1.6) (0.6) Income after Financial Expenses and Others 12.5 - Nonoperating Expenses 0.5 0.2 Net Income 13.0 4.8 EBITDA 16.7 6.2

ADDED VALUE DISTRIBUTION 50.6% 49.9% 0.1% 4.1% 12.2% 1.6% -2.2% 1.2% 5.2% 43.7% 33.6% Human Resources Taxes Interest Dividends Retention Management/ Employees' Profit Sharing Minority Interest YTD 06 YTD 05

SOCIAL BALANCE Main Indicators On June 30, 2006 On June 30, 2005 % Ch. Number of Employees 36,576 32,755 11.7 Net Sales per Employee/year - R$ thousands 123.4 153.6 (19.6) Productivity per Employee (tons/year) 36.7 37.1 (1.1)

SHARES PERFOMANCE PRGA 2Q06 2Q05 YTD. 06 YTD. 05 Share Price - R$ * 21.15 18.33 21.15 18.33 Traded Shares (Volume) 34.5 million 26.2 million 70.0 million 54.2 million Performance (6.7%) 6.8% (19.6%) (4.0%) Bovespa Index (3.5%) (5.9%) 9.5% (4.4%) IGC (Brazil Corp. Gov. Index) (3.7%) (4.5%) 11.5% (1.5%) ISE (Corp. Sustainability Index) (5.3%) - 7.9% - PDA 2Q06 1Q05 YTD. 06 YTD. 05 Share Price - US$ * 19.20 15.70 19.20 15.70 Traded ADRs (Volume) 3.9 million 1.8 million 7.5 million 3.8 million Performance (6.3%) 23.0% (15.7%) 6.6% Dow Jones Index 0.4% (2.2%) 4.0% (4.7%) * Closing Price

SHAREHOLDERS´ VALUE R$ million 2,880 1,207 - 600 1,200 1,800 2,400 3,000 3,600 Dec-94 Jun-95 Dec-95 Jun-96 Dec-96 Jun-97 Dec-97 Jun-98 Dec-98 Jun-99 Dec-99 Jun-00 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Market Value Book Value

MONTHLY TRADED VOLUME - 40 80 120 160 200 Jan-00 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Volume (US$ million) 0 5 10 15 Price PRGA3 (US$) PRGA3 PDA Price PRGA3 (US$) Average YTD 2006: US$ 7.3 million/daily

SHARES PERFORMANCE COMPARED WITH BOVESPA INDEX base 100 - dec 01 - 5 years series PRGA 423 IBOV 270 50 150 250 350 450 550 650 Dec-01 Apr-02 Jul-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06

ADR PERFORMANCE COMPARED WITH DOW JONES INDEX base 100 - dec 01 - 5 years series PDA 454 50 150 250 350 450 550 650 Dec-01 Apr-02 Jul-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Dow Jones 111

LOGO

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.